                                                   Filed pursuant to
                                                   Registration No.: 333-63354


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM T-1
                                    --------

                            STATEMENT OF ELIGIBILITY
                      UNDER THE TRUST INDENTURE ACT OF 1939
                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                  OF A TRUSTEE PURSUANT TO SECTION 305(b)(2)  X
                                                             ---


                         BANK ONE, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

    A National Banking Association                        36-0899825
                                                          (I.R.S. employer
                                                          identification number)

1 Bank One Plaza, Chicago, Illinois                       60670-0481
    (Address of principal executive offices)              (Zip Code)

                         Bank One, National Association
                        1 Bank One Plaza, Suite IL1-0430
                          Chicago, Illinois 60670-0430
                       Attn: Marla S. Roth, (312) 407-3270
            (Name, address and telephone number of agent for service)


                           M&I Auto Loan Trust 2001-1
                           --------------------------

               (Exact name of obligor as specified in its charter)


         Delaware                                       36-4449120
   (State or other jurisdiction of                    (I.R.S. employer
   incorporation or organization)                  identification number)


(Address of principal executive offices)                  (Zip Code)
Bankers Trust Company, owner trustee of
M&I Auto Loan Trust 2001-1
1011 Center Road, Suite 200                                 19805
Wilmington, Delaware

                               Asset Backed Notes
                         (Title of Indenture Securities)

                                                     Filed pursuant to
                                                     Registration No.: 33-63354

Item 1. General Information. Furnish the following
        -------------------
                    information as to the trustee:

                    (a) Name and address of each examining or supervising authority to which it is subject.

                    Comptroller of Currency, Washington, D.C.; Federal Deposit Insurance Corporation, Washington, D.C.; The Board of Governors of the Federal Reserve System, Washington D.C..

                    (b) Whether it is authorized to exercise corporate trust powers.

                    The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations With the Obligor. If the obligor is an affiliate of the
        -----------------------------
                    trustee, describe each such affiliation.

                    No such affiliation exists with the trustee.


Item 16.            List of exhibits. List below all exhibits filed as a part of
                    ----------------
                    this Statement of Eligibility.

                    1. A copy of the articles of association of the trustee now in effect.*

                    2. A copy of the certificates of authority of the trustee to commence business.*

                    3. A copy of the authorization of the trustee to exercise corporate trust powers.*

                    4.   A copy of the existing by-laws of the trustee.*

                    5.   Not Applicable.

                    6. The consent of the trustee required by Section 321(b) of the Act.

                    7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                    8.   Not Applicable.

                    9.   Not Applicable.


          Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bank One, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 6th day of August, 2001.


                      Bank One, National Association,
                      Trustee

                      By   /s/ Marla S. Roth
                           -----------------
                           Marla S. Roth
                           Assistant Vice President





* Exhibits 1, 2, 3, and 4 are herein incorporated by reference to Exhibits bearing identical numbers in Item 16 of the Form T-1 of Bank One, National Association, filed as Exhibit 25 to the Registration Statement on Form S-3 of Household Finance Corporation filed with the Securities and Exchange Commission on March 24, 2000 (Registration No. 333-33240).

                                    EXHIBIT 6



                       THE CONSENT OF THE TRUSTEE REQUIRED
                          BY SECTION 321(b) OF THE ACT


                                                   August 6, 2001



Securities and Exchange Commission
Washington, D.C.  20549

Gentlemen:

In connection with the qualification of an indenture between M&I Auto Loan Trust 2001-1 and Bank One, National Association, as Trustee, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.


                           Very truly yours,

                           Bank One, National Association



                           By:   /s/ Marla S. Roth
                                 -----------------
                                 Marla S. Roth
                                 Assistant Vice President

                                    EXHIBIT 7

Legal Title of Bank:            Bank One, NA                       Call Date: 03/31/01  ST-BK:  17-1630 FFIEC 031
Address:                        1 Bank One Plaza, Ste 0303                                      Page RC-1
City, State  Zip:               Chicago, IL  60670
FDIC Certificate No.:  0/3/6/1/8
                       ---------

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for March 31, 2001

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding of the last business day of the quarter.

Schedule RC--Balance Sheet


                                                                                         Dollar Amounts in thousands         C400
                                                                                                                           --------
ASSETS
 1. Cash and balances due from depository institutions (from Schedule
    RC-A): ..........................................................                   RCFD
                                                                                        ----
    a. Noninterest-bearing balances and currency and coin(1) ........                   0081             7,994,185           1.a
    b. Interest-bearing balances(2) .................................                   0071             1,910,093           1.b
 2. Securities
    a. Held-to-maturity securities(from Schedule RC-B, column A) ....                   1754                     0           2.a
    b. Available-for-sale securities (from Schedule RC-B, column D) .                   1773            23,762,627           2.b
 3. Federal funds sold and securities purchased under agreements to
    resell ..........................................................                   1350            16,702,281           3.
 4. Loans and lease financing receivables (from Schedule RC-C):
    a. Loans and leases held for sale ...............................                   5369               344,709           4.a
    b. Loans and leases, net of unearned income .....................                   B528            82,078,753           4.b
    c. LESS: Allowance for loan and lease losses ....................                   3128             1,928,789           4.c
    d. Loans and leases, net of unearned income and allowance
       (item 4.b minus 4.c) ........................................                    B529            80,146,964           4.d
 5. Trading assets (from Schedule RD-D) .............................                   3545             4,915,723           5.
 6. Premises and fixed assets (including capitalized leases) ........                   2145               766,510           6.
 7. Other real estate owned (from Schedule RC-M) ....................                   2150                10,983           7.
 8. Investments in unconsolidated subsidiaries and associated
    companies (from Schedule RC-M) ..................................                   2130               396,660           8.
 9. Customers' liability to this bank on acceptances outstanding ....                   2155               224,739           9.
10. Intangible assets
    a. Goodwill .....................................................                   3163               455,924           10.a
    b. Other intangible assets (from Schedule RC-M) .................                   0426                 4,069           10.b
11. Other assets (from Schedule RC-F) ...............................                   2160             3,800,668           11.
12. Total assets (sum of items 1 through 11) ........................                   2170           141,439,135           12.

------------------------
(1)  Includes cash items in process of collection and unposted debits.
(2)  Includes time certificates of deposit not held for trading.


Legal Title of Bank:                Bank One, NA              Call Date:  03/31/01 ST-BK:  17-1630 FFIEC 031
Address:                            1 Bank One Plaza, Ste 0303                             Page RC-2
City, State  Zip:                   Chicago, IL  60670
FDIC Certificate No.:               0/3/6/1/8
                                    ---------

Schedule RC-Continued
                                                                                           Dollar Amounts in
                                                                                               Thousands
LIABILITIES
13. Deposits:

    a. In domestic offices (sum of totals of columns A and C ...        RCON
                                                                        ----
       from Schedule RC-E, part 1) .............................        2200          54,375,506    13.a
       (1) Noninterest-bearing(1) ..............................        6631          17,419,591    13.a1
       (2) Interest-bearing ....................................        6636          36,955,915    13.a2
    b. In foreign offices, Edge and Agreement subsidiaries, and         RCFN
                                                                        ----
       IBFs (from Schedule RC-E, part II) ......................        2200          32,455,591    13.b
       (1) Noninterest bearing .................................        6631             763,957    13.b1
       (2) Interest-bearing ....................................        6636          31,691,634    13.b2
14. Federal funds purchased and securities sold under agreements
    to repurchase: .............................................        RCFD 2800      6,144,086    14.
15. Trading liabilities (from Schedule RC-D ....................        RCFD 3548      3,957,785    15.
16. Other borrowed money (includes mortgage indebtedness and
    and obligations under capitalized leases)(from Schedule RC-M        RCFD 3190     22,957,605    16.
17. Not applicable
18. Bank's liability on acceptance executed and outstanding ....        2920             224,739    18.
19. Subordinated notes and debentures ..........................        3200           3,861,811    19.
20. Other liabilities (from Schedule RC-G) .....................        2930           8,947,634    20.
21. Total liabilities (sum of items 13 through 20) .............        2948         132,924,757    21.
22. Minority interest in consolidated subsidiaries .............        3000                  26    22.
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus ..............        3838                   0    23.
24. Common stock ...............................................        3230             200,858    24.
25. Surplus (exclude all surplus related to preferred stock) ...        3839           5,493,189    25.
26. a. Retained earnings .......................................        3632           2,827,092    26.a
    b. Accumulated other comprehensive income (3) ..............        B530              (6,787)   26.b
27. Other equity capital components (4) ........................        A130                   0    27.
28. Total equity capital (sum of items 23 through 27) ..........        3210           8,514,352    28.
29. Total liabilities, minority interest, and equity capital
    (sum of items 21, 22, and 28) ..............................        3300         141,439,165    29.

Memorandum
To be reported only with the March Report of Condition.

1.   Indicate in the box at the right the number of the statement below that
     best describes the most comprehensive level of auditing work performed for                           Number
     the bank by independent external auditors as of any date during 1996 ................   RCFD 6724 .... 2       M.1

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority)


4. = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)

5 = Review of the bank's financial statements by external auditors

6 = Compilation of the bank's financial statements by external auditors

7  = Other audit procedures (excluding tax preparation work)

8  = No external audit work


--------------------------
(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2)  Includes limited-life preferred stock and related surplus.
(3) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.
(4)  Includes treasury stock and unearned Employee Stock Ownership Plan shares.